EXHIBIT 99.1

Gamesquare Esports Launches Merchandise and Consumer Products Company, Mission

Supply, led by Derek Chestnut, Former VP Consumer Products at FaZe Clan

September 8, 2022, Toronto, Ontario – GameSquare Esports Inc. (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) (“GameSquare”, or the “Company”), today announced that it has added the former VP Consumer Products at FaZe Clan (NASDAQ: FAZE), Derek Chestnut, as Head of Consumer Products. The Company also announced the launch of Mission Supply Co (“Mission Supply”) to provide merchandise and consumer product design, marketing, and sales consultation to brands and esports organizations seeking to reach the large and growing gaming demographic. In addition, Mission Supply will develop, design, and create innovative designs for Complexity, Complexity Stars, and GameSquare’s growing roster of influencers and content creators.

Mission Supply launches with an established customer list, which includes leading esports companies, lifestyle brands, and e-commerce marketplaces. Chestnut has launched, built, and led merchandise businesses that grew to multi-million-dollar divisions, and he has led some of the most exciting collaborations in gaming with large globally recognizable brands including Disney, Takashi Murakami, Juice WRLD, and BEATS. Management expects Mission Supply to contribute to GameSquare’s revenue in 2022.

“Mission Supply is an incredible addition to the GameSquare family of businesses connecting world-class brands with gaming and esports fans,” said Justin Kenna, CEO of GameSquare. “Derek led the consumer products division at FaZe Clan where he created a multi-million-dollar business by creating some of the most innovative and exciting collaborations within gaming, esports, and youth culture. We are excited by the early progress that Mission Supply has made with top tier esports organizations and brands. We have developed a differentiated and powerful platform that connects brands to fans through our global audience of more than 220 million. Adding a merchandise and consumer products offering to our platform, represents another incredible step forward for the Company.”

“I am excited to be bringing my expertise in creating high-quality merchandise and consumer products to GameSquare with the launch of Mission Supply,” added Derek Chestnut, Head of Consumer Products. “Working with world class companies on creative collaborations is an incredibly authentic way to connect brands with fans. GameSquare has built a platform that is serving the needs of gaming, esports, youth culture, sports, and entertainment. Building Mission Supply to offer innovative and dynamic product collaborations and to be part of one of the most exciting companies in gaming, esports, and entertainment is a tremendous opportunity.”

Mission Supply will operate at the intersection of gaming, esports, and fashion design filling a need for fans seeking high quality merchandise that reps their favorite teams, orgs, and brands within the gaming ecosystem. Bringing top apparel and consumer products together with world-class brands has allowed Derek to rapidly grow businesses centered on high-quality, creative designs and to emerge as a tastemaker within fashion, gaming, and youth culture. Prior to joining GameSquare, Derek Chestnut was with FaZe Clan, Wanderset, and Eric Buterbaugh.

About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA, Fourth Frame Studios, a multidisciplinary creative production studio, and Mission Supply, a merchandise and consumer products business.

Investor Relations

For further information, please contact, Investor Relations for GameSquare Esports Inc.:

Kevin Wright, President

Phone: (216) 464-6400

Email: IR@gamesquare.com

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company’s future performance and revenue; continued growth and profitability; and the Company’s ability to execute its business plan. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company’s ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company’s most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

In addition, the estimates of revenues may be considered “future oriented financial information” or “financial outlooks” (collectively, “FOFI”) within meaning of applicable securities legislation. FOFI has been prepared by the Company’s management to provide an outlook of the Company’s activities and has been approved as of the date of this news release. The Company believes that the prospective financial information has been prepared on a reasonable basis, reflecting management’s best estimates and judgments, and represents, to the management’s knowledge and opinion, the Company’s course of action. The reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such future-oriented financial information and financial outlooks. FOFI, as with forward-looking statements generally, are, without limitation, based on assumptions and subject to the risks set out above. The Company’s actual financial position and results of operations may differ materially from management’s current expectations and, as a result, the Company’s revenue may differ materially from the revenue provided in this news release. Except as required by law, GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange (“CSE”) nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.